Contact

www.linkedin.com/in/gary-horn-045b7b47 (LinkedIn)

Top Skills

Account Management

Team Leadership

SEM Compliance

Gary Horn

Business Operations at Startup Science

Denver, Colorado, United States

Experience

Startup Science

Senior VP Operations

May 2021 - Present (4 years 9 months)

Startup Science serves the founders and innovators who are working to make an impact on our world. Our mission is to help founders and startups design their success.

We believe that entrepreneurship is the solution to wealth inequality (and the data backs that up).

Founders need help from accelerators, investors, and collaborators to thrive. They need connections into the ecosystem and education to make those connections possible.

Startup Science provides a platform for founders to educate themselves in startup methodologies (to de-risk and thrive) and to connect into the ecosystem.

The democratization of education is a shared goal. Our educational resources are free for founders.

We help accelerators, incubators, universities, and corporate innovation programs understand where founders are in the startup lifecycle and meet the needs of those founders.

BOSS Capital Partners

Senior Manager Business Operations

October 2019 - Present (6 years 4 months)

BOSS Capital Partners is a boutique investment firm focused on Series Seed through Series B technology businesses. Our team is composed of successful veterans in the start-up space who work to identify, invest, and assist our portfolio companies using the Business Operating Support System (BOSS) to achieve an optimal exit.

Drapehs, LLC
Head Of Operations
August 2017 - September 2019 (2 years 2 months)

AdAssured a Pepperjam Company
Account Manager
June 2015 - July 2017 (2 years 2 months)

Education

The University of Texas at Austin
Bachelor of Arts (B.A.), English Language and Literature,

General · (2011 - 2015)